Arrived Homes 4, LLC
1700 Westlake Avenue North
Suite 200
Seattle, Washington 98109

April 23, 2024

Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Benjamin Holt and Pam Howell

Re: Arrived Homes 4, LLC
Offering Statement on Form 1-A
Filed April 9, 2024
File No. 024-12424

Ladies and Gentlemen:

This letter is being submitted by Arrived Homes 4, LLC (the “Company”) in response to the comment letter dated April 22, 2024 (the “Comment Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A (File No. 024-12424) submitted to the Commission on April 9, 2024 (the “Offering Statement”). This letter sets forth the Company’s response (“Response”) to the Comment Letter.

The Company has revised the Offering Statement, and together with this Response, is submitting Pre-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”). The Amended Offering Statement which accompanies this Response letter contains other important updates and revisions.

For your convenience, each of the Staff’s comments is repeated below, followed immediately by the Company’s response. Any references to page numbers and captions in the Response below correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this Response have the meanings assigned to such terms in the Amended Offering Statement.

Offering Statement on Form 1-A filed April 9, 2024
Exhibits

  Please revise the auditor consent filed as Exhibit 11.1 to reconcile the discrepancy in the report date. More specifically, we note that the report included on page F-4 of your offering circular is dated April 9, 2024. However, the auditor consent refers to the report dated March 28, 2024.

Response: The Company respectfully advises the Staff that an updated auditor consent correcting this typographical error has replaced the prior Exhibit 11.1 to reconcile the discrepancy mentioned in the Staff’s comment.

If you have any questions or comments regarding this Response or the Amended Offering Statement, please contact the undersigned at (814) 277-4833 or ryan@arrived.com. You may also contact John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 1 or john@arrived.com.

Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq.
General Counsel and VP of Legal